File No:  333-70895
                                                                    CIK #1025305

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                               AMENDMENT NO. 1 TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust:   VAN KAMPEN FOCUS PORTFOLIOS, SERIES 142

B.    Name of Depositor:     VAN KAMPEN FUNDS INC.

C.    Complete address of Depositor's principal executive offices:

                             One Parkview Plaza
                         Oakbrook Terrace Illinois 60181

D. Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests

F. Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No person may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting and offer to buy Units in any state where the offer or sale is not permitted.


                 Preliminary Prospectus Dated February 23, 1999
                              Subject to Completion




                                                                   Baird


Preferred Income Portfolio, Series 1

--------------------------------------------------------------------------------


   Van Kampen Focus Portfolios, Series 142 includes the unit investment trust described above (the "Trust"). The Trust seeks to provide a high level of income by investing in a diversified portfolio of preferred securities selected by Robert W. Baird & Co. Incorporated. Of course, we cannot guarantee that the Trust will achieve its objective.




   The Units are not deposits or obligations of any bank or government agency and are not guaranteed.



                                                            March ______ , 1999

       You should read this prospectus and retain it for future reference.


--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
        Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.

                   Summary of Essential Financial Information
                                                           March _______ , 1999

Public Offering Price
Aggregate value of Securities per Unit (1)                          $      9.90
Sales charge                                                               0.40
  Less deferred sales charge                                               0.30
Public offering price per Unit (2)                                  $     10.00

Trust Information
Initial number of Units (3)
Aggregate value of Securities (1)                                   $
Estimated initial distribution per Unit (4)                         $
Estimated income distribution per Unit during first year (4)        $
Estimated annual income distribution per Unit after first year (4)  $
Redemption price per Unit (5)                                       $

General Information
Initial Date of Deposit                          March 11, 1999
Mandatory Termination Date                       March ____ , 2004
Record Dates                                     Tenth day of each month.
Distribution Dates                               Twenty-fifth day of each month.


--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or, if not listed, at the last asked price on the day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately one month). The estimated amount is described on the next page.
(2)The Public Offering Price will include any accumulated dividends, interest or cash in the Income or Capital Accounts. (3) The number of Units may be adjusted so that the Public Offering Price per Unit equals $10 at the Evaluation Time on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.
(4)These estimates are based on the most recently declared dividends or stated interest payments on the Securities. Actual distributions will vary due to a variety of factors, including changes in Trust expenses. See "Risk Factors". The estimated distributions during the first year differ from the estimated annual distributions during subsequent years because the Trust pays the organizational costs and deferred sales charge during the Trust's first year only.
(5)The redemption price is reduced by any remaining deferred sales charge. The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".

                                    Fee Table


 Transaction Fees (as % of offering price)
 Initial sales charge (1).......................................          1.00%
 Deferred sales charge (2)......................................          3.00%
                                                                     ----------
 Maximum sales charge ..........................................          4.00%
                                                                     ==========



 Estimated Organizational Costs per Unit (3)....................    $
                                                                     ==========
 Estimated Annual Expenses per Unit
 Trustee's fee and operating expenses...........................    $
 Evaluation fees................................................    $   0.00250
 Supervisory fees...............................................    $   0.00250
                                                                     ----------
 Estimated annual expenses per Unit.............................    $
                                                                     ==========
 Estimated Costs Over TIme
 One year.......................................................    $
 Three years....................................................    $
 Five years.....................................................    $
 Ten years......................................................            N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest distributions at the end of each year. Of course, you should not consider this example as a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------
(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.30 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from June _____ , 1999 through _______, 2000.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.

Preferred Income Portfolio

   The Trust seeks to provide a high level of income by investing primarily in a diversified portfolio of trust preferred securities. In selecting securities for your Trust, Robert W. Baird's fixed income research department selected a universe of trust perferred securities. Using database screening techniques, Van Kampen selected the final Trust portfolio. The Trust may be appropriate for investors seeking a high level of current income.

   Trust preferred securities are unique securities that combine characteristics of equity and debt securities. These securities pay a fixed income rate similar to bonds, but also generally trade on major securities exchanges similar to stocks. Typical issuers include electric and gas utilities, industrial companies, insurance companies, banks and other financial institutions. Companies generally issue these securities because they offer tax and accounting advantages over other securities. These securities generally have a limited life with a maturity date ranging between 20 to 49 years from the original issuance (although the Trust is scheduled to terminate after five years).

   As with any investment, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.


   About Robert W. Baird & Co. Robert W. Baird & Co. Incorporated is the Underwriter of your Trust. Baird is one of the nation's largest regionally-headquartered investment bankers, serving individuals, corporations, municipalities and institutional investors. Founded in Milwaukee in 1919, Baird has developed a strong presence in the Midwest and has expanded into major markets outside America's Heartland. The firm has 76 offices in 14 states. Baird's research department, one of the largest between the coasts, is widely known and respected for its equity research providing broad comprehensive coverage for institutional and individual clients. Baird's special expertise includes:

   o     Offering individuals a full range of high-quality investment services.

   o     Serving as a leading underwriter for corporations and municipalities.

   o Offering a broad range of asset management services to individuals, pension and profit-sharing plans, foundations and others.

   o Providing highly-regarded investment research that enjoys an international reputation.

   o     Working with institutional investors around the world.

   Since 1982, Baird has been a member of the Northwestern Mutual Life Insurance family of companies. Baird is a member of the New York Stock Exchange and other principal exchanges, the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. You can contact Baird at (800) 792-2473 or visit their website at www.rwbaird.com.

Portfolio
---------------------------------------------------------------------------------------------------------------------

                                                                                                     Cost of
Number                                                           Redemption       Market Value       Securities
of Shares        Name of Issuer (1)            Rating (2)        Provision (3)    per Share (4)      to Trust (4)
------------     -------------------------     ------------      ------------     --------------     ------------
                                                                                  $                  $

------------                                                                                         ------------
                                                                                                     $
------------                                                                                         ------------

------------                                                                                         ------------



See "Notes to Portfolio".


Notes to Portfolio
   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on ____________ , 1999 and have a settlement date of ____________ , 1999 (see "The Trust").

   (2)The ratings are by Standard & Poor's, a Division of the McGraw-Hill Companies. For a brief description of these ratings, see "Description of Ratings" in the Information Supplement. You may request this at no cost from the Trustee. "N/R" means that the Security is not rated.

   (3)The issuers of the Securities may initially redeem them on the date and at the price listed in this column. Some Securities may also be subject to extraordinary optional or mandatory redemption prior to the date shown.

   (4)The market value of each Security is based on the closing sale price on the applicable exchange or, if not listed, the last asked price on the day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                       Profit
                    Cost to                           (Loss) To
                    Sponsor                            Sponsor
                --------------                     --------------
                $                                  $


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 142:
      We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 142 as of March _____ , 1999. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.
      We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 142 as of March _____ , 1999, in conformity with generally accepted accounting principles.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   March _____ , 1999

                             STATEMENT OF CONDITION
                           As of March _______ , 1999

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                             $
                                                                                 -----------
     Total                                                                       $
                                                                                 ===========

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                                    $
     Deferred sales charge liability (3)
Interest of Unitholders--
     Cost to investors (4)
     Less: Gross underwriting commission and organizational costs (2)(4)(5)
                                                                                 -----------
         Net interest to Unitholders (4)
                                                                                 -----------
         Total                                                                   $
                                                                                 ===========

--------------------------------------------------------------------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUST
-------------------------------------------------------------------------------
   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp. as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of preferred securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of preferred securities with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" any additional securities deposited into the Trust.
   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Trust is to provide a high level of income by investing in a portfolio of preferred securities selected by Robert W. Baird & Co. Incorporated (the "Underwriter"). We cannot guarantee that the Trust will achieve its objective. In selecting the Securities, the Underwriter considered the factors described under "Preferred Income Portfolio".
   The Underwriter uses the list of Securities in its independent capacity as a broker-dealer and investment adviser to various individuals and entities. The Underwriter may also distribute this information to various individuals and entities. The Underwriter may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.
   The Underwriter acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Underwriter also issues reports and makes recommendations on the Securities. The Underwriter's research department may receive compensation based on commissions generated by research and/or sales of Units.
   You should note that the Underwriter applied the selection criteria to the Securities for inclusion in the Trust as of the Initial
Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   Trust Preferred Securities. The Trust invests in preferred securities. These securities generally have a limited life and are generally similar to preferred stocks or interest-bearing notes issued by corporations or affiliated business trusts. While these securities can take different forms, they are often structured as follows. A company organizes a subsidiary business trust. The subsidiary trust then issues common stock to its parent company and issues preferred securities to other investors. Your Trust owns these preferred securities. Each subsidiary trust uses the proceeds of these securities to invest in debt of its parent company (loans the proceeds to the parent company). The parent company makes principal and interest payments on this debt to the subsidiary trust. The subsidiary trust uses these amounts to pay distributions on its preferred securities. Issuers often refer to these securities as "trust preferred securities" because they are preferred securities issued by a business trust affiliated with the parent company. Many companies use this structure because it offers a more advantageous way to raise additional capital than issuing common stock, preferred stock or bonds.
   Debt Securities. As an alternative to the "trust preferred" structure, many companies issue securities directly as debt securities and do not organize subsidiary trusts to issue the securities. Your Trust may also invest in these securities. Even though the structure of these securities is different, in many ways they are very similar to trust preferred securities. The main practical difference is that the operating company itself pays the interest and principal on the securities instead of a subsidiary trust. Because the securities are debt securities (not preferred stock), the distributions are interest payments (not dividends). In the discussion that follows, we refer to all of the securities as "preferred securities" and discuss the trust preferred securities structure for ease of reference.
   Default Risk. If the parent company fails to pay principal or interest on the underlying debt, the issuer will not have sufficient funds to pay distributions or the liquidation amount on its preferred securities. Generally, an issuer of the preferred securities has the right to receive payments from its parent company on the underlying debt only after the parent company pays all of its other liabilities (except for dividends on the parent company's common and preferred stock). The parent company can also generally acquire additional indebtedness that it must pay before its debt to the issuer of the preferred securities.
   Distribution Deferral. The issuers may be able to defer payments on their securities for up to five years. If this happens, your Trust will still accumulate dividends or interest during the deferral period but you will also have to include the accumulated payments in your gross income for federal income tax purposes in the year that the payments accumulate. Any election by an issuer to defer distributions on its securities is likely to adversely affect the market price of the securities. If the Trust terminates while an issuer is deferring distribution payments on its securities, the Trust will sell the security in connection with the termination at its current market price.
Once the Trust sells a security, it will not recieve any accumulated distribution payments.
   Redemption Risk. The issuers generally may prepay or "redeem" the securities before their stated maturity. An issuer will redeem a security if the parent company pays off its underlying debt early. An issuer might redeem a security if interest rates fall and the securities pay a higher interest or dividend rate. If an issuer redeems a security, your Trust will distribute the principal to you but your future distributions will fall. You might not be able to reinvest this principal at as high a yield. The redemption price could be less than the price your Trust paid for the security. This means that you could receive less than the amount you paid for your Units. If enough securities in your Trust are redeemed, your Trust could terminate early. We list the first date that the issuer can redeem each security in the portfolio along with the price the issuer would have to pay. An issuer may also redeem its securities in the event of changes in certain tax laws or other regulations that adversely affect the securities. This could occur prior to the date listed in the portfolio.
   Liquidation Amount. The Trust will terminate several years before the scheduled termination of the portfolio securities. As a result, the Trust will not receive the liquidation amount of the portfolio securities. Instead, if the issuers do not redeem their securities, the Trust will sell the portfolio securities in the open market at termination. You may receive more or less than your purchase price at termination.
   Premium. The market price of the securities may currently be above their liquidation or redemption price. As a result, you may receive less than the price you paid for your Units when you redeem them or the Trust terminates. You may also realize a capital loss for federal income tax purposes if an issuer redeems its securities, if you redeem your Units or when the Trust terminates. We discuss this topic in greater detail in the "Taxation" section.
   Liquidity. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. While these securities trade on national securities exchanges, no one can guarantee that a liquid trading market will exist for any security.
   Lower-Grade Securities. Standard & Poor's, Moody's or other rating agencies may rate some of the portfolio securities below investment grade (below "BBB"). We list these ratings in the portfolio. Standard & Poor's considers these securities as predominantly speculative with respect to the issuer's capacity to pay distributions. These securities generally have some quality and protective characteristics but uncertainties or major risk exposure to adverse conditions outweigh the quality and protective characteristics. Lower-rated securities tend to offer higher yields than higher-rated securities but the risk of default is also greater. The market prices of lower-rated securities tend to fluctuate more than prices of higher-rated securities and are more sensitive to interest rate changes.
   Year 2000 Readiness Disclosure. The following two paragraphs constitute "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trust do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trust. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.
   In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental affect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trust.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment to the Trust on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay the remaining portion of the deferred sales charge. On March ____ , 2000, the secondary market sales charge will reduce to ___ % and will not include deferred payments. This sales charge will reduce by ___ % on each following March ___ to a minimum of ___ %. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the organizational costs incurred in establishing your Trust. These costs include the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

       Aggregate
     Dollar Amount
   of Units Purchased*                    Sales Charge
---------------------                     ----------------
   $50,000 - $99,999                          3.50%
  $100,000 - $249,999                         3.00
  $250,000 - $499,999                         2.50
  $500,000 - $999,999                         2.00
  $1,000,000 or more                          1.50

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is borne by the selling broker, dealer or agent.The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.
   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Trust at the Public Offering Price per Unit less 1%.
   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their spouses or children under 21 and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 250 Units but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

       Aggregate                           Concession
     Dollar Amount                         or Agency
  of Units Distributed*                    Commission
---------------------                     ----------------
       Up to $49,999                          3.10%
   $50,000 - $99,999                          2.60
 $100,000 - $249,999                          2.10
 $250,000 - $499,999                          1.80
 $500,000 - $999,999                          1.40
 $1,000,000 or more                           1.00

---------------
*The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust, the total concession or agency commission will amount to 2.00% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   Sponsor and Underwriter Compensation. The Underwriter will receive a gross sales commission equal to the total sales charge applicable to each transaction. The Sponsor will receive from the Underwriter the difference between the gross sales commission and an amount equal to the broker concessions or agency commissions described under "Unit Distribution". In addition, the Underwriter will receive additional compensation during the initial offering period of 0.05% of the Public Offering Price per Unit if it distributes at least $10 million, 0.10% of the Public Offering Price per Unit if it distributes at least $15 million and 0.15% of the Public Offering Price per Unit if it distributes at least $20 million. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor or Underwriter may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor or Underwriter. In maintaining a secondary market, the Underwriter will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor or Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Underwriter's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   An affilliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities. An affiliate may act as a specialist or market marker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Market for Units. Although it is not obligated to do so, the Underwriter currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Underwriter may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Underwriter of any Units tendered for redemption. If the Underwriter's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Underwriter may sell repurchased Units at the secondary market Public Offering Price per Unit.
   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for qualified retirement plans is 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends, interest and any net proceeds from the sale of Securities received by the Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. You may also reinvest distributions in certain Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends and interest received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends and interest receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and
(b) the accrued expenses and sales charges of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Certificates. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends, interest and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends, interest and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Trust is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181,
(630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor and Underwriter may from time to time in advertising and sales materials compare the current returns on the Trust and returns over specified time periods on other similar trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of the securities in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------

   This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. The Trust holds (i) preferred stock (the "Preferred Stock"); (ii) interests in real estate investment trusts (the "REIT Shares") and, together with the Preferred Stock, the "Equity Securities;" (iii) undivided beneficial interests (the "Trust Certificates") in affiliated business trusts that are taxed as grantor trusts for Federal income tax purposes (the "Grantor Trusts") and hold corporate debt obligations (the "Grantor Trust Debt Obligations"); and (iv) corporate debt obligations (the "Corporate Debt Obligations") and, together with the Grantor Trust Debt Obligations, the "Debt Securities." The Equity Securities, the Trust Certificates and the Corporate Debt Obligations held by the Trust are referred to collectively as the "Securities."
   Neither the Sponsor nor Chapman and Cutler has reviewed the proceedings relating to the original issuance of the securities to be deposited in the Trust. However, although no opinion is expressed herein regarding such matters, for purposes of the opinion set forth below, it is assumed that (i) the Equity Securities qualify as equity for Federal income tax purposes and that, accordingly, amounts received by the Trust with respect to the Equity Securities will qualify as dividends as defined in Section 316 of the Internal Revenue Code of 1986 (the "Code"); (ii) no Grantor Trust is an association taxable as a corporation for Federal income tax purposes, but rather each Grantor Trust will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, of the Code; (iii) each holder of a Trust Certificate will be considered the owner of a pro rata share of each asset of the respective Grantor Trust; (iv) the Debt Securities qualify as debt for Federal income tax purposes; and (v) each REIT Share represents a share in an entity treated as a real estate investment trust for Federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unite holders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of the income derived from each Security when such income is considered to be received by the Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his or her interest in any Debt Securities held by the Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.
   2. Each Unitholder will be considered to have received all of the dividends and interest paid on his or her pro rata portion of each Security when such dividends and interests are received by the Trust regardless of whether such dividends or interest are used to pay a portion of the deferred sales charge.
   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise), an asset held by a Grantor Trust is disposed of by the particular Grantor Trust, or upon the sale or redemption of Units by such Unitholder (except to the extent an In-Kind distribution of Securities is received by such Unitholder as described below). The price a Unitholder pays for this or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by such Trust. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Debt Securities delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Debt Securities during the period from the Unitholder's settlement date to the date such Debt Securities are delivered to the Trust or the Grantor Trusts, as the case may be, and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Unitholders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends (other than capital gains dividends of a REIT, as described below), a defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units. Certain of the issuers of the Equity Securities intend to qualify under the special Federal income tax rules as "real estate investment trusts" (a "REIT," shares of such issuer held by the Trust shall be referred to as the "REIT Shares"). Because Unitholders are deemed to directly own a pro rata portion of the REIT Shares as discussed above, Unitholders are advised to consult their tax advisors for information relating to the tax consequences of owning the REIT Shares. Provided such issuers qualify as a REIT, certain distributions by such issuers on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gains, regardless of how long a shareholder has owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares ) on December 31 of the year they are declared, even when paid by the REIT during the following January and received by shareholders or Unitholders in such following year.
   4. The basis of each Unit and of each Debt Security which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Debt Security which was purchased by the Trust or any Grantor Trust, as the case may be, at a premium must be reduced by the annual amortization of Debt Security premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of Debt Security premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to or less than his or her original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the Debt Security's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his or her daily portions of any original issue discount attributable to the Debt Securities as such original issue discount accrues for such year even though the income is not distributed to the Unitholders during such year unless a Debt Security's original issue discount is less than a "de minimis" amount as determined under the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unitholders should consult their tax advisors regarding the Federal income tax consequences and accretion of original issue discount.
   5. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In addition, special rules, as described below, apply to a Unitholder's pro rata portion of the REIT Shares.
   The Debt Securities-Premium. If a Unitholder's tax basis of his or her pro rata portion in any Debt Security exceeds the amount payable by the issuer of the Debt Security with respect to such pro rata interest upon maturity (or, in certain cases, the call date) of the Debt Security, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.
   The Debt Securities-Original Issue Discount. Certain of the Debt Securities may have been acquired with "original issue discount." In the case of any Debt Securities acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Debt Securities are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Debt Securities. Unitholders should consult their tax advisors as to the amount of original issue discount which accrues.
   Special original issue discount rules apply if the purchase price of the Debt Security by the Trust or any Grantor Trust, as the case may be, exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unitholder if the tax basis of his or her pro rata portion of a Debt Security issued with original issue discount exceeds his or her pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisors regarding these special rules.
   It is possible that a Debt Security that has been issued at an original discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.
   The Debt Securities-Market Discount. If a Unitholder's tax basis in his or her pro rata portion of Debt Securities is less than the allocable portion of such Debt Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. Unitholders should consult their tax advisors as to the amount of market discount which accrues.
   Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Debt Securities, on the sale, maturity or disposition of such Debt Securities by the Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his or her Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisors regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.
   The Debt Securities-Basis. The tax basis of a Unitholder with respect to his or her interest in a Debt Security is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Debt Securities in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all of the assets of the Trust.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under, and during the period specified in, Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Dividends received on the REIT Shares are not eligible for the dividends received deduction. Certain special rules may apply with regard to preferred stock of a public utility. Unitholders should consult their own tax advisors with regard to these rules.
   To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.
   It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of the Trust's Expenses by Unitholders. Each Unitholder s pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisors regarding limitations on the deductibility of Trust expenses.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust, an asset held by a Grantor Trust is disposed of by the particular Grantor Trust or if the Unitholder disposes of a Unit. However, any loss realized by a Unitholder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extent such Unitholder has owned his Units for less than six months or the Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of such Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). However, capital gain realized from assets held more than one year that is considered unrecaptured Section 1250 gain is taxed at a maximum stated tax rate of 25%. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note, however, that the 1998 Tax Act (and The Taxpayer Relief Act of 1997 (the "1997 Act")) provide that the application of the rules described above in the case of pass-through entities such as REITs will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as REITs may designate their capital gain dividends as either a 20% rate gain distribution, an unrecaptured Section 1250 gain distribution, or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Accordingly, Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.
   If the Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed. The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.
   Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. Under certain circumstances a Unitholder may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unitholder receiving an undivided interest in whole Securities plus, possibly, cash.
   The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.
   A Unitholder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above. Unitholder must reduce the tax basis of their Units for their share of accrued interest received, if any, on Debt Securities delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Debt Securities during the period from the Unitholder's settlement date to the date such Debt Securities are delivered to the Trust or any Grantor Trust, as the case may be, and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units.
   Foreign Investors. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will generally be subject to United States Federal income taxes, including withholding taxes, on distributions from the Trust relating to such investor's share of dividend income paid on the Equity Securities (other than those that are not treated as United States source income, if any). However, interest income (including any original issue discount) on the Debt Securities, or any gain from the sale or other disposition of, his or her pro rata interest in any Security or the sale of his or her Units will not be subject to United States Federal income taxes, including withholding taxes, provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income and the Debt Security is issued after July 18, 1984, then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Debt Security and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Debt Security, (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units.
   It should be noted that the interest exemption from United States taxation, including withholding taxes, is not available for certain "contingent interest" received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.
   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.
   At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from interest on debt of foreign corporations and from dividends of foreign corporations will not be subject to U.S. withholding tax provided (in the case of dividends) that less than 25% of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own advisors regarding the imposition of U.S.
withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends or interest on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends or interest withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for U.S. income tax purposes with respect to such taxes. A required holding period is imposed for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.
   Except as specifically provided above, the foregoing discussion relates only to the tax treatment of United States Unitholders with regard to United States Federal income taxes; Unitholders may be subject to foreign, state and local taxation. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.
   In the opinion of special counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of such Trust will be treated as the income of the Unitholders thereof.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, the Evaluator, which is an affiliate of the Sponsor, will receive the annual fee for evaluation services set forth in the "Fee Table". The Supervisor, which is also an affiliate of the Sponsor, will receive the annual fee described in the "Fee Table" for portfolio supervisory services for the Trust. These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of the Trust.
   General. During the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.
   The deferred sales charges, fees and expenses are generally paid out of the Income Account. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Securities may be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
--------------------------------------------------------------------------------
        Title                                    Page
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Preferred Income Portfolio..................     4
   Notes to Portfolio..........................     6
   Report of Independent Certified
      Public Accountants.......................     7
   Statement of Condition .....................     8
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Rights of Unitholders.......................   A-7
   Trust Administration........................   A-9
   Taxation....................................  A-11
   Trust Operating Expenses....................  A-18
   Other Matters...............................  A-18
   Additional Information......................  A-19



                                   PROSPECTUS



--------------------------------------------------------------------------------
                               March _____ , 1999





                           Preferred Income Portfolio,
                                    Series 1








                                 Baird / (logo)





                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 1-800-RW-BAIRD
                                (1-800-792-2473)
                                 www.rwbaird.com

              Please retain this prospectus for future reference.

                             Information Supplement
                     Van Kampen Focus Portfolios, Series 142




--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                Table of Contents
                                                                 Page
       Risk Factors                                                 2
       Sponsor Information                                          2
       Trustee Information                                          3
       Trust Termination                                            4

RISK FACTORS
     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in the Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
     Year 2000. The Trust could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trust.

SPONSOR INFORMATION
   Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through private distribution firms.
     If the Sponsor fails to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning the minimum number of Units described in the Prospectus to request an in kind distribution of the Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                                       S-2
                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment No. 1 to the Registration Statement comprises the following papers and documents:

            The facing sheet
            The Prospectus
            The signatures
            The consents of independent public accountants and legal counsel

The following exhibits:

1.1     Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1     Consent of Interactive Data Corporation (to be supplied by amendment).

4.2     Consent of Grant Thornton LLP (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 142 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 23rd day of February, 1999.

                    VAN KAMPEN FOCUS PORTFOLIOS, SERIES 142
                                  (Registrant)

                            By VAN KAMPEN FUNDS INC.
                                  (Depositor)


                               Gina Costello______________________________
                               Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on February 23, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President                  )


Gina M. Costello
                                   (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.